July 20, 2005

Via Mail and Fax

Mr. Robert F. Callahan
Chief Executive Officer
Ziff Davis Holdings Inc.
28 East 28th Street
New York, New York 10016

	RE: 	Ziff Davis Holdings Inc.
		Form 10-K for the Year Ended December 31, 2004
		Form 10-Q for the Quarter Ended March 31, 2005
		Forms 8-K filed January 6, 2005, March 4, 2005, April 11, 2005, April 26, 2005, and May 9, 2005
		File Number 333-99939

Dear Mr. Callahan:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filings. Where indicated, we believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004
Liquidity and Capital Resources, page 29

1. Please revise to disclose your plans to meet your liquidity requirements on a long-term basis, including all of your long term obligations and redeemable preferred stock and options thereon.

Critical Accounting Policies and Estimates, page 31

2. The disclosure here should supplement, not duplicate, the description of the accounting policy already disclosed in the notes to the financial statements. Your disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. For example, it appears you could expand your disclosure concerning the factors and the basis for such used in determining the allowance for doubtful accounts and how the extended lives associated with advertiser lists were determined (are they based on contractual terms or factors that you have determined, and if so, your basis for such factors).
Please expand your disclosure to discuss in detail the significant judgments and estimates that you refer to, and the sensitivity of these in determining amounts recorded, as well as how your estimates compare to actual results. Refer to FR-60 and FR-72 for further guidance.

Notes to Consolidated Financial Statements, page 40
Note 4 - Accounts Receivable, net, page 47

3. Please explain to us and disclose the reason for the large increase in the net additions to the allowance for doubtful accounts in 2004. Identify the factors that changed from the prior year and the reason for their change that contributed to such increase.

4. We note the allowance for doubtful accounts receivable is 49 percent of gross accounts receivable at December 31, 2004. We also note gross circulation receivables exceed 2004 circulation revenues. Please tell us the allowance for each component of your receivables (trade, circulation, and other) at December 31, 2004. In addition, explain to us why the allowance is a large percentage of the gross amount of accounts receivable and why gross circulation receivables exceed 2004 circulation revenues. In light of the significance of your allowance, also tell us how you concluded that your revenues met the recognition criteria of SAB Topic 13, specifically with respect to reasonable assurance of collectibility.

Note 13 - Capital Structure, page 58

5. We note the risk factor on page 13 in regard to the restrictions on your subsidiary Ziff Davis Media with respect to Ziff Davis Holdings` ability to meet its obligations to preferred stockholders. Please disclose in detail these restrictions in your notes to the financial statements, in accordance with Rule 4-08(e)(1) and (3) of Regulation S-X. Also, include within the liquidity section of your MD&A a discussion of the nature and extent of such restrictions and the impact such restrictions have had and are expected to have on the ability of Holdings to meet its preferred stock obligations.

Note 16 - Employee Benefit Plans, page 61
2002 Stock Option Plan, page 63

6. We note you issued options on your Series A, B, and D mandatorily redeemable preferred stock during 2004 and you recognized approximately $1.1 million of compensation expense in 2004 related to various options issued under the 2002 stock option plan. Your
March 31, 2005 Form 10-Q states there was no change in the fair value of options granted and you recognized no compensation cost during the quarter. We note you use the Black-Scholes option pricing model to calculate the fair value of the options when granted and at each reporting period. Please clarify for us whether or not the cumulative fair value of the preferred stock options is recognized as a liability on the balance sheet. Tell us how much of the $1.1 million in compensation expense for 2004 relates to each preferred stock option. Tell us the specific accounting guidance you follow in accounting for the preferred stock options and significant assumptions you used in determining their fair value. If you believe it will be helpful to our understanding of your calculation of compensation expense, please consider supplementally providing a copy of such calculation.

Note 21 - Segment Information, page 74

7. Please disclose total assets for each reportable segment and related reconciliations in accordance with paragraphs 25 and 27 of FAS 131. Also, disclose total expenditures for additions to long lived assets in accordance with paragraph 28(b). Additionally, disclose geographic information about revenues in accordance with paragraph 38(a), and if not material, so disclose.

Item 9A Controls and Procedures, page 78

8. Please revise paragraph a) to disclose whether or not your disclosure controls and procedures were "effective" in accordance with Item 307 of Regulation S-K. Also, the disclosure in paragraph b) should be in regard to the most recent quarterly period completed, in accordance with Item 308(c) of Regulation S-K. Revise accordingly. Conform the like disclosures in your Form 10-Q`s as well.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within ten business days. You may contact Doug Jones at 202-551-3309, or Lyn Shenk at 202-551-3380, with any questions. You may also contact the undersigned at 202-551-3812.

	Sincerely,



	Michael Fay
	Accounting Branch Chief


cc:	Mr. Derek Irwin, Chief Financial Officer (via facsimile at
212-503-3450)